FOR IMMEDIATE RELEASE

JED OIL INC. ANNOUNCES RECORD THIRD QUARTER FINANCIAL RESULTS AND

A NEW DIRECTOR

PROVIDES BUDGET UPDATE AND GUIDANCE FOR Q4 2005 AND Q1 2006

(all amounts expressed in U.S. Dollars)

Calgary, Alberta – Monday, November 14, 2005 – JED Oil Inc. (AMEX: JDO) today announced financial results for the third quarter ended September 30, 2005 and updated guidance.

Third Quarter 2005 Compared to Third Quarter 2004

▪

Revenue rose 478% to approximately $3.3 million from $570,176;

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Cash flow increased 673% to almost $1.5 million from $190,792;

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Net income rose to $446,165 from a loss of $616,166;

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Average production increased over 300% to 759 boe/d from 184 boe/d.

Summarized financial and operational data (in US$ 000’s except for volumes and per share amounts)
All financial results are in accordance with US GAAP	Three months Ended Sept 30			Nine months Ended Sept 30
	2005	2004	Change	2005	2004	Change
Production Information
Oil production (boe per day)	586	170	245%	503	102	393%
Gas production (mcf per day)	1,042	87	1,098%	838	31	2,603%
Total production (boe per day)	759	184	313%	643	107	501%

Financial Information
Petroleum and Natural Gas Revenue	$3,294	$570	478%	$7,028	$966	628%
Cash flow from operations	$1,475	$191	673%	$4,004	$180	2,121%
Cash flow per share, basic(1)	$0.10	$0.01	900%	$0.28	$0.02	1,300%
Net Income (loss)	$446	($616)	172%	$1,445	($979)	248%
Net income (loss) per share, basic(1)	$0.03	($0.04)	175%	$0.10	($0.10)	200%
Total debt	$20,000	Nil	N/A	$20,000	Nil	N/A
Operating information (on a per boe basis)
Average price received per bbl of oil	$48.07	$34.36	40%	$40.31	$33.51	20%
Average price received per mcf of gas	$7.53	$4.28	76%	$6.58	$4.33	52%
Average price received per boe	$47.16	$33.68	40%	$40.03	$33.15	21%
Operating costs per boe (2)	$4.52	($0.63)	817%	$4.85	$2.01	141%
Operating netbacks per boe	$34.63	$22.56	54%	$28.78	$22.18	30%

“BOEs may be misleading, particularly if used in isolation.  A BOE conversion ratio of 6 Mcf: 1bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.”

(1)

All per share numbers reflect the 3-for-2 stock split.

(2)

Negative operating cost per boe for the three months ended September 30, 2004 is a result of a reversal of an accounting estimate from the second quarter 2004.

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JED Oil News Release

November 14, 2005

“Although these results are reflective of our business plan to date, we have budgeted a significant drilling program which has commenced in the fourth quarter of this year and carries on throughout 2006,” stated Al Williams, President of JED.  He added, “Details of the budget for the fourth quarter of 2005 and the first quarter of 2006 are shown below.  As indicated in the table, it is anticipated that this program will create unprecedented growth in our Company.”

Drilling Update (Budget summary)

All of the wells mentioned in the table below will be drilled through farm-in arrangements with Enterra Energy Trust (NASDAQ: EENC, TSX: ENT.UN) or JMG Exploration, Inc. (PCX: JMG)

Q4 2005
Number of wells	Area	Average working interest	Anticipated net production adds	Capital costs
		(%)	(boe/d)	($millions)
9	Ferrier, Alberta	55	500-600	11
6	Ricinus, Alberta	40	200-300	7
1	North Dakota	50	none in Q4	2.5
16			700-900	20.5

Q1 2006
Number of wells	Area	Average working interest	Anticipated net production adds	Capital costs
		(%)	(boe/d)	($millions)
24	Desan, B.C.	70	1,600-1,800	37
4	North Dakota	50	400-500	8.5
28			2,000-2,300	45.5

To date in the fourth quarter of 2005, five successful wells have been drilled in the Ferrier area with an additional well currently drilling and three successful wells have been drilled in the Ricinus area with an additional well currently drilling.  The above budget may contemplate bank financing or property sales.

Drilling Rigs Update

As previously reported, JED currently has four rigs under contract and five new rigs dedicated to the Company as they are built and delivered over the coming months.  “We are pleased to report that the first new rig is scheduled for delivery on December 1st with two additional rigs to be delivered on December 15th,” stated Tom Jacobsen, JED’s CEO.  He continued, “The addition of these rigs will allow us to execute our aggressive winter drilling program.”

New Director

JED also announces the appointment of Justin Yorke to its Board of Directors.  Mr. Yorke’s has been an equity fund manager and senior financial analyst for private Swiss banks and investment funds as well as a regional Asian investment bank.  He has actively served on the investment committees and boards of companies in Asia and the United States.  He currently provides financial and strategic advisory services to companies in Asia and the United States.  Mr. Yorke has agreed to serve as Chairman of the Audit Committee.  In conjunction with the appointment of Mr. Yorke, Bill Sliney has resigned from the Board.  JED would like to acknowledge Mr. Sliney for his contributions during his term as a director which were greatly appreciated.

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JED Oil News Release

November 14, 2005

Conference Call

JED Oil will host a conference call later today at 11:00 am Eastern Time/9:00 am Mountain Time, to discuss the second quarter results, recent corporate news and the outlook for the Company.  Interested parties may participate in the call by dialing 706-679-0879.  Please call in 10 minutes before the conference is scheduled to begin and ask for the JED Oil conference call.  After opening remarks, there will be a question and answer period.  This conference call will be webcast live over the Internet on the homepage of the Company’s website at www.jedoil.com.  To listen to the live call, please go to JED Oil’s website at least 15 minutes early to register, and if necessary, download and install any audio software.  If you are unable to listen live, the conference call will be archived and can be accessed for approximately 90 days.  We suggest listeners use Microsoft Explorer as their browser.

A comprehensive financial report for the three months and nine months ended September 30, 2005 will be available at are available www.sec.gov and www.sedar.com.

About JED

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and has begun to develop and operate oil and natural gas properties principally in western Canada and the United States.  JED has not made direct property acquisitions; rather it develops properties with other oil and natural gas companies under joint venture/farm-in arrangements in which JED finances the cost of development drilling in exchange for interests in the revenue generated by the properties.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This news release contains forward-looking statements that are subject to risk and uncertainties, including, but not limited to, the impact of competitive services, demand for services like those provided by the company and market acceptance risks, fluctuations in operating results, cyclical market pressures on the oil and natural gas industry and other risks detailed from time to time in the company's filings with Securities and Exchange Commission.  JED undertakes no obligation to update or revise any forward-looking statements whether as a result of new developments or otherwise.

Company Contacts:

or

Investor Relations Counsel

JED Oil Inc.

The Equity Group Inc.

Bruce Stewart, CFO

Linda Latman  (212) 836-9609

Reg Greenslade, Chairman

Andreas Marathovouniotis (212) 36-9611

(403) 537-3250

www.theequitygroup.com

www.jedoil.com